

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Maxine Gowen, Ph.D.
Chief Executive Officer
Trevena, Inc.
955 Chesterbrook Blvd., Suite 200
Chesterbrook, PA 19087

> **Re: Trevena, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2018**
> **File No. 333-225685**

Dear Ms. Gowen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brent B. Siler, Esq.